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                          March 22, 2022

       Charles P. Theuer, M.D., Ph.D.
       President and Chief Executive Officer
       TRACON Pharmaceuticals, Inc.
       4350 La Jolla Village Drive, Suite 800
       San Diego, California 92122

                                                        Re: TRACON
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 16,
2022
                                                            File No. 333-263590

       Dear Dr. Theuer:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Matthew Browne, Esq.